BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          QuickResponse, Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer


Enclosures



          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1 )*

                      QuickResponse, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         74837W103
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 9 Pages

CUSIP No. 74837W103                     Page 2 of 9 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation and its wholly owned subsidiary, Bankers Trust Company. 13-6180473



2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]





3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation, and Bankers Trust
     Company are New York Corporations.




CUSIP No. 74837W103                    Page 3 of 9 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES




BENEFICIALLY  6. SHARED VOTING POWER
 OWNED BY



EACH         7. SOLE DISPOSITIVE POWER
REPORTING




PERSON      8. SHARED DISPOSITIVE POWER
   WITH




9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON






10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []


CUSIP No. 74837W103                  Page 4 of 9 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9





12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK


CUSIP No. 74837W103                  Page 5 of 9 Pages

Item 1(a)    NAME OF ISSUER:

             QuickResponse, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             1400 Marina Way South
             Richmond, CA 94804

Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust Corporation and
            Bankers Trust Company

            130 Liberty Street
            New York, New York  10006





Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers
             Trust Company are corporations
             incorporated in the State of New York
             with their principal business offices
             located in New York.






CUSIP No. 74837W103                  Page 6 of 9 Pages






Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys
Common              Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             74837W103

Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.







Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:




CUSIP No. 74837W103                     Page 7 of 9 Pages

          (b)  Percent of Class :






          (c)  Number of shares as to which the
               following have:
           (i)  sole power to vote or to direct the vote -







           (ii)  shared power to vote or to direct the vote -




          (iii) sole power to dispose or to direct the disposition of -












CUSIP No. 74837W103                     Page 8 of 9 Pages

(iv)           shared power to dispose or to direct
                  the disposition of -





Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
             BEHALF OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not applicable.








Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.





CUSIP No. 74837W103                     Page 9 of 9 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


























                         Exhibit A


       The  chain  of  ownership  from  Bankers  Trust
Corporation to Bankers Trust Company is shown below:

     Bankers Trust Corporation

                 |
                 |
                100%
                 |
                 |
       Bankers Trust Company